Exhibit 99.8

Investor RIGHTS AGREEMENT

This Investor Rights Agreement (this “Agreement”) dated as of December 6, 2023 is made and entered into by and among Cazoo Group Ltd, a Cayman Islands exempted company (the “Company”), and the parties listed on Schedule A (each, a “Holder” and collectively, the “Holders”).

WHEREAS, pursuant to that certain Transaction Support Agreement, dated as of September 20, 2023, as amended on November 3, 2023, by and among the Company, certain Holders and the other parties thereto (the “Transaction Support Agreement”), the Company has agreed to exchange $630 million aggregate principal amount of its outstanding 2.00% Convertible Senior Notes due 2027 held by certain Holders for the issuance of $200 million aggregate principal amount of new senior secured notes (“Notes”) and Class A ordinary shares of the Company, par value $0.20 per share (the “Class A ordinary shares”);

WHEREAS, on August 26, 2021, the Company entered into that certain Investor Rights Agreement, dated as of August 26, 2021, by and among the Company and the other parties thereto (the “Original IRA”);

WHEREAS, on December 6, 2023, the Original IRA was amended and subsequently terminated;

WHEREAS, simultaneously with the execution of this Agreement, the Company and certain of the Holders and other parties entered into that certain Registration Rights Agreement;

WHEREAS, the Company and the Holders wish to establish certain board nomination, corporate governance and other investor rights in respect of the Company;

WHEREAS, pursuant to that certain Board Observer and Confidentiality Agreement (the “Viking Board Observer Agreement”), dated as of February 16, 2022, by and between the Company, Viking Global Equities Master Ltd, a Cayman Islands exempted company (“VGEM”) and Viking Global Equities II LP, a Delaware limited liability company (“VGE2” and together with VGEM, the “Viking Investors”), the Viking Investors have certain board observer rights with respect to the Company;

WHEREAS, pursuant to that certain Side Letter, dated as of February 9, 2022, by and between the Company and Viking Investors (the “Viking Side Letter”), the Viking Investors are subject to certain short sale restrictions with respect to the Class A ordinary shares; and

WHEREAS, the Company and Viking Investors desire to terminate the Viking Board Observer Agreement and the Viking Side Letter in connection with the execution of this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Article I

DEFINITIONS

Section 1.1. Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings set forth below:

“Affiliate” of any Person shall mean any other Person which (i) directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, (ii) as to any individual, in addition to any Person in clause (i), (a) any member of the immediate family of an individual Holder, including parents, siblings, spouse and children (including those by adoption), the parents, siblings, spouse, or children (including those by adoption) of such immediate family member, and, in any such case, any trust whose primary beneficiary is such individual Holder or one or more members of such immediate family and/or such Holder’s lineal descendants, and (b) the legal representative or guardian of such individual Holder or of any such immediate family member in the event such individual Holder or any such immediate family member becomes mentally incompetent and (iii) with respect to Viking and Farallon, their respective sub-investment advisors and the funds, accounts and entities managed or advised (on a discretionary basis) by Farallon and Viking and their respective sub-investment advisors, as applicable; provided, however, that in no event shall the Company or any of its subsidiaries be deemed an Affiliate of any Holder. The term “control” (including the terms “controlling,” “controlled” and “under common control with”) as used with respect to any Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning given in the Preamble.

“Beneficially Own”, “Beneficial Owner” and “Beneficial Ownership” have the meaning assigned to such terms in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). Any calculation of Beneficial Ownership shall be appropriately adjusted to account for any stock or share dividends, stock or share splits or combinations occurring after the Closing. Any calculation of Beneficial Ownership pursuant to Section 2.3 and Section 2.4 shall be as of the date of the mailing of the proxy statement to the shareholders of the Company for the applicable meeting of shareholders of the Company.

“Board” shall mean the Board of Directors of the Company.

“Board Seat Period” shall mean, with respect to Viking or Farallon, the period beginning on the date hereof and continuing during the time such Holder has rights pursuant to Sections 2.3, 2.4 or 2.5, as applicable.

“Business Day” shall mean a day other than Saturday, Sunday or other day on which commercial banks in New York, New York, London and San Francisco are authorized or required by Law to remain closed.

“Change of Control” shall mean, with respect to the Company, (i) the acquisition by a Person, in one transaction or a series of related transactions, of direct or indirect Beneficial Ownership of more than fifty percent (50%) of the outstanding voting Equity Securities of the Company (excluding, for clarity, an acquisition by a Person where the equity holders of the Company immediately prior to such transaction in their capacities as such hold a majority of the outstanding voting Equity Securities of such Person or the parent of such Person immediately following such transaction); (ii) a merger or consolidation to which the Company is a party as a result of which (A) a Person acquires direct or indirect Beneficial Ownership of more than fifty percent (50%) of the voting power of the surviving entity immediately after such merger or consolidation and (B) the voting securities of the Company outstanding immediately prior to such merger or consolidation, or any securities into which such voting securities have been converted or exchanged, cease to represent more than 50% of the combined voting power of the surviving entity or the parent of the surviving entity immediately following such merger or consolidation; or (iii) a sale, exclusive license or other transfer of all or substantially all of the consolidated assets of the Company (including the assets of all subsidiaries of the Company) in one transaction or a series of related transactions to a Person.

“Class A ordinary shares” shall have the meaning given in the Recitals.

“Closing” shall have the meaning given in the Transaction Support Agreement.

“Closing Date” shall have the meaning given in the Transaction Support Agreement.

“Company” shall have the meaning given in the Preamble.

“Company Director” shall have the meaning given in Section 2.1.2.

“Confidential Information” shall mean all information (irrespective of the form of communication) received by or on behalf of a Holder or its Representatives from the Company, its Affiliates or their respective Representatives, through the Beneficial Ownership of Equity Securities or through the rights granted pursuant hereto, other than information that (i) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Holder, its Affiliates or their respective Representatives, (ii) was or becomes available to such Holder, its Affiliates or their respective Representatives on a non-confidential basis from a source other than the Company, its Affiliates or their respective Representatives, or any other Holder or its Representatives, as the case may be, provided, that the source thereof is not known by such Holder or such of its Affiliates or their respective Representatives to be bound by an obligation of confidentiality to the Company or any of its Affiliates, or (iii) is independently developed by such Holder, its Affiliates or their respective Representatives without the use of any information that would otherwise be Confidential Information hereunder.

“Equity Securities” shall mean (i) all shares of the Company, (ii) all securities convertible into or exchangeable for shares of the Company, and (iii) all options, warrants or other rights to purchase or otherwise acquire shares of the Company, or securities convertible into or exchangeable for shares of the Company.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Excluded Securities” shall mean any Equity Securities issued in, or in connection with, (i) a bona fide acquisition, by merger, consolidation, purchase or otherwise, effected by the Company of the stock, shares, assets, properties, or business of any Person; (ii) any equity awards issued or granted to employees, officers or directors by the Company pursuant to the terms of a plan approved by the shareholders of the Company or shares of the Company issued upon the grant, exercise, conversion or exchange of such awards; (iii) the conversion or exchange of any Equity Securities described in clause (ii) of the definition of Equity Securities into shares of the Company (but not the original issuance of any such Equity Securities described in such clause (ii) occurring from and after the Closing Date); (iv) any merger, consolidation, or other business combination involving the Company, or any other transaction or series of transactions resulting in a Change of Control; or (v) any share split, share dividend, or similar recapitalization transaction; or (vi) the exercise of options, warrants, or other rights to acquire shares of the Company that are outstanding as of the Closing Date.

“Farallon” shall mean Farallon Capital Management, L.L.C., together with the funds, accounts and entities managed or advised (on a discretionary basis) by it from time to time.

“Farallon Director” shall mean an individual nominated for inclusion on the Board pursuant to Section 2.1.2 or Section 2.4, for so long as such individual serves as a member of the Board.

“Governmental Authority” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Holder” or “Holders” shall have the meaning given in the Preamble (and any Person to whom rights under this Agreement is assigned in accordance with Section 7.4).

“Initial Board” shall have the meaning given in Section 2.1.2.

“Initial Term” shall have the meaning given in Section 2.2.

“Law” shall mean any statute, law, ordinance, rule, treaty, code, directive, regulation, governmental approval (whether granted or required) or order, in each case, of any Governmental Authority.

“Memorandum and Articles of Association” shall mean the Company’s Amended and Restated Memorandum and Articles of Association, effective as of the Closing Date, as such document may be amended or amended and restated from time to time thereafter.

“Necessary Action” shall mean:

(i) with respect to the Company and a specified result, all actions (to the extent such actions are not prohibited by applicable Law and within the Company’s control, and in the case of any action that requires a vote or other action on the part of the Board, to the extent such action is consistent with (A) fiduciary duties that the Company’s directors may have in such capacity, (B) any applicable rules of the exchange in which the Class A ordinary shares may then be listed and (C) any applicable rules and regulations of the SEC or any comparable Governmental Authority of a jurisdiction outside of the United States) necessary to cause such result, including (a) calling meetings of shareholders, (b) voting or providing a written consent or proxy, if applicable in each case, with respect to Class A ordinary shares, (c) executing agreements and instruments, (d) making, or causing to be made, with any Governmental Authority, all filings, registrations or similar actions that are required to achieve such result, and (e) nominating or appointing certain Persons (including to fill vacancies) and providing the highest level of support for election of such Persons to the Board in connection with the annual or extraordinary meeting of shareholders of the Company, and

(ii) with respect to any Holder and a specified result, (a) attending, in person or by proxy, all meetings of the shareholders of the Company, and (b) voting or providing a written consent or proxy, if applicable in each case, with respect to Class A ordinary shares held by such Holder, in each case, necessary to cause such result.

“Notes” shall have the meaning given in the Recitals.

“NYSE” shall mean the New York Stock Exchange.

“Nominating Committee” shall have the meaning given in Section 2.3.

“Observer” shall have the meaning given in Section 2.8.

“Permitted Transferee” shall mean, with respect to each Holder, an Affiliate of such Holder; provided, however, that no such Person shall be deemed a Permitted Transferee for any purpose under this Agreement unless the Permitted Transferee, prior to or simultaneously with any transfer of Shares to such Affiliate, shall have agreed in writing to be subject to and bound by the terms of this Agreement as though it were a Holder hereunder.

“Person” shall mean any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, Governmental Authority or any other entity.

“Proposed Transferee” shall have the meaning given in Section 4.1.1.

“Relevant Person” shall have the meaning given in Section 2.11.1.

“Representatives” shall have the meaning given in Section 5.1(b).

“Sale Notice” shall have the meaning given in Section 4.1.2.

“SEC” shall mean the United States Securities and Exchange Commission.

“Selling Shareholder” shall have the meaning given in Section 4.1.1.

“Shareholder Designee” or “Shareholder Designees” shall have the meaning given in Section 2.5.3.

“Tag-along Notice” shall have the meaning given in Section 4.1.3.

“Tag-along Period” shall have the meaning given in Section 4.1.3.

“Tag-along Sale” shall have the meaning given in Section 4.1.1.

“Tag-along Seller” shall have the meaning given in Section 4.1.3.

“Tag-along Shareholder” shall have the meaning given in Section 4.1.1.

“Term” shall mean the period beginning on the date hereof and ending upon the termination of this Agreement pursuant to Article VI.

“Transaction Support Agreement” shall have the meaning given in the Preamble.

“Viking” shall mean Viking Global Investors LP, together with the funds, accounts and entities managed or advised (on a discretionary basis) by it from time to time.

“Viking Director” shall mean an individual nominated for inclusion on the Board pursuant to Section 2.1.2 or Section 2.3, for so long as such individual serves as a member of the Board.

Article II

The Board

Section 2.1. Board Size; Initial Board Composition.

2.1.1 The business and affairs of the Company shall be managed by or under the direction of its Board.

2.1.2 The Company shall take all Necessary Action to cause (i) the composition of the Board immediately following the date hereof to consist of five (5) directors as follows: Mary Reilly (including any subsequent director selected by the Company Director or the subsequent designee of the person then sitting in such designees’ place during the Initial Term, the “Company Director”), Alan Carr, Andrew Herd, Tim Isaacs and Nicholas Pike and (ii) the appointments of one director to be designated by Viking and one director to be designated by Farallon, at a later time following the date hereof (the seven (7) directors collectively, the “Initial Board”).

Section 2.2. Staggered Board. The Memorandum and Articles of Association of the Company provides that the Company shall have a classified Board with three classes of directors. The Initial Board will be configured as follows: the Class I Directors shall include two (2) Viking Directors, the Class II Directors shall include the Company Director, one (1) Viking Director and one (1) Farallon Director, and the Class III Directors shall include one (1) Viking Director and one (1) Farallon Director. The term of office of the Class III Directors will expire at the Company’s first annual meeting of shareholders following the Closing Date. The term of office of the Class I Directors will expire at the Company’s second annual meeting of shareholders following the Closing Date. The term of office of the Class II Directors will expire at the Company’s third annual meeting of shareholders following the Closing Date (each such term, an “Initial Term”).

Section 2.3. Viking Nomination Rights. Commencing in respect of the first annual meeting of shareholders of the Company following the Closing Date, the Company shall take all Necessary Action to cause (i) the nominating committee of the Board (the “Nominating Committee”) to nominate and recommend to the Board and (ii) the Board to nominate, including self-nominations, a number of individuals designated by Viking, if any, that, if elected, would result in the number of Viking Directors serving on the Board as shown below:

Class A ordinary shares Beneficially Owned by Viking as a Percentage in Number of Class A ordinary shares Beneficially Owned by Viking as of the Closing	Number of Viking Directors
66.67% or greater	4
50% or greater, but less than 66.67%	3
25% or greater, but less than 50%	2
15% or greater, but less than 25%	1
Less than 15%	0

For so long as the Board is divided into three classes, the Company shall apportion the Viking Directors so as to maintain the relative apportionment of the Viking Directors among the classes. No delay by Viking in nominating any individuals to the Board shall impair its right to subsequently nominate any individuals to the Board pursuant to this Section 2.3. Each Holder shall take all Necessary Action to cause the election of the individuals nominated by the Board as directors of the Company.

Section 2.4. Farallon Nomination Rights. Commencing in respect of the first annual meeting of shareholders of the Company following the Closing Date, the Company shall take all Necessary Action to cause (i) the Nominating Committee to nominate and recommend to the Board and (ii) the Board to nominate, including self-nominations, a number of individuals designated by Farallon, if any, that, if elected, would result in the number of Farallon Directors serving on the Board as shown below:

Class A ordinary shares Beneficially Owned by Farallon as a Percentage in Number of Class A ordinary shares Beneficially Owned by Farallon as of the Closing	Number of Farallon Directors
66.67% or greater	2
50% or greater, but less than 66.67%	1
Less than 50%	0

For so long as the Board is divided into three classes, the Company shall apportion the Farallon Directors so as to maintain the relative apportionment of the Farallon Directors among the classes. No delay by Farallon in nominating any individuals to the Board shall impair its right to subsequently nominate any individuals to the Board pursuant to this Section 2.4.

Section 2.5. Removal; Vacancies.

2.5.1 Directors of the Board are subject to removal pursuant to the applicable provisions of the Memorandum and Articles of Association. The Company will take all Necessary Action to prevent the removal of the Viking Directors and the Farallon Directors except as provided in Section 2.5.3. The Company will take all Necessary Action to prevent the removal of the Company Director during the Initial Term except as provided in the Memorandum and Articles of Association set forth in Section 2.5.2 below. The Company Director, and any subsequent designee of the person then serving in such director’s place during the Initial Term, may not be removed in accordance with the Memorandum and Articles of Association by the shareholders of the Company without cause prior to completion of the Initial Term.

2.5.2 If during the Initial Term, the Company Director determines to resign, he or she, and any subsequent designee of the person then serving in such director’s place during the Initial Term, shall have the right to designate a nominee to serve as his or her replacement during the Initial Term and the Company will take all Necessary Action to fill the vacancy with any such nominee. Any other vacancies resulting from the Company Director’s termination as a director of the Company during the Initial Term shall be filled by action of the remaining directors of the Board. Following the expiration of the Initial Term, the Company Director (or his or her replacement) shall have no further right to serve on the Board or designate replacement nominees.

2.5.3 During Viking’s and Farallon’s respective Board Seat Period, in the event that (i) a vacancy is created at any time by the death, retirement, disability, removal or resignation of any of the directors nominated by Viking or Farallon pursuant to Section 2.1.2, Section 2.3 or Section 2.4, as applicable, (the “Shareholder Designees”) or (ii) a Shareholder Designee fails to be elected to the Board at any annual or extraordinary meeting of the shareholders of the Company at which such Shareholder Designee stood for election but was nevertheless not elected, the remaining directors and the Company shall cause such open seat to be filled by a new member designated in writing by Viking or Farallon, as applicable, and the Company hereby agrees to take all Necessary Action to accomplish the same. Viking and Farallon shall have the right to propose to remove their respective Shareholder Designees and designate another Shareholder Designee in his or her place. If either Viking or Farallon, during its respective Board Seat Period, wishes to remove its Shareholder Designees and designate another Shareholder Designee in his or her place, the Company shall, upon written notice from Viking or Farallon, as applicable, to the Company, take all Necessary Action to remove such Shareholder Designees and fill the vacancy resulting from such removal with such replacement Shareholder Designee designated by Viking or Farallon, as applicable.

Section 2.6. Chairperson. Subject to the Memorandum and Articles of Association, the chairperson of the Board shall be elected by a majority of the directors of the Board.

Section 2.7. Committees. The Board shall establish and maintain committees in accordance with its organizational documents as well as any applicable listing requirements. During Viking’s and Farallon’s respective Board Seat Period, each committee of the Company Board shall, at Viking’s option, include at least one (1) Viking Director subject to applicable Law and any independence requirements applicable to such committee.

Section 2.8. Board Observer.

2.8.1 For so long as (x) Viking has a designee or nominee on the Board or has the right to designate or nominate at least one director to the Board, or Viking Investors beneficially hold 15% or more of the principal amount of Notes issued to the Viking Investors on the date hereof, Viking shall have the rights set forth in this Section 2.8 and (y) Farallon has a designee or nominee on the Board or has the right to designate or nominate at least one director to the Board, or Farallon Investors beneficially hold 15% or more of the principal amount of Notes issued to the Farallon Investors on the date hereof, Farallon shall have the rights set forth in this Section 2.8.

2.8.2 Subject to Section 2.8.1, each of Viking and Farallon shall have the right to designate one (1) individual (each, an “Observer”) to attend and speak at meetings of the Board and of any committee thereof as a nonvoting observer, and the Company will give such individuals notice of such meetings at the same time and in the same manner as notice to the members of the Board. Each Observer shall be entitled to concurrent receipt of any materials provided to the Board or any committee thereof; provided, however, that each such Observer shall execute a customary confidentiality agreement with the Company in a form reasonably approved by the Board in which such Observer shall agree to hold in confidence all information so provided. Notwithstanding the above, the Company shall have the right to exclude an Observer from portions of meetings of the Board (or any committees thereof) or omit to provide any Observer with certain information or analysis if the Board reasonably determines in good faith that: (a) the information or meeting involves competitors of Viking, with respect to its Observer, or competitors of Farallon, with respect to its Observer, or would reasonably be expected to pose a conflict of interest or material potential conflict of interest between Viking and the Company, with respect to Viking’s Observer, or between Farallon and the Company, with respect to Farallon’s Observer, or would reasonably be expected and determined to have a material adverse effect on the Company or its business (including to jeopardize any potential transaction); (b) upon advice of counsel, such exclusion or omission is necessary to preserve an attorney-client privilege; (c) such exclusion or omission is reasonably necessary to protect confidential proprietary information or trade secrets of the Company, or to fulfill the Company’s obligations with respect to confidential or proprietary information of third parties; or (d) such Observer’s access to the information or attendance at any meeting would be prohibited under Law. The foregoing exclusion and restriction on information that is otherwise required to be provided to an Observer pursuant to this Section 2.8 shall also permit the Company to redact from minutes of the Board, or committee meetings and withhold from notices of meetings any reference and details to matters and documents, notices, deliberations and resolutions reasonably relating to any such matters or information. The designation, dismissal and replacement of any Observer shall be made by written notice to the Company and signed by a duly authorized officer of Farallon or Viking, as applicable, and shall become valid and effective upon the day on which such written notice was received by the Company or upon such later date as may be noted in such notice. For the avoidance of doubt, each Observer shall be entitled at any time to disclaim any such entitlement and thereafter (until such Observer notifies the Company in writing that such disclaimer has been withdrawn), such Observer shall not receive any such notices, documents or materials, or to attend and speak at such meetings. In no event shall any Observer: (i) be deemed to be a member of the Board or any committee thereof; or (ii) have the right to vote on any matter under consideration by the Board or any committee thereof or otherwise have any power to cause the Company to take, or not to take, any action. For the avoidance of doubt, each Observer shall not be liable toward the Company or any shareholder with respect to any action or inaction of the Board or its committees.

2.8.3 The Company and the Viking Investors agree that the Viking Board Observer Agreement and the Viking Side Letter are hereby terminated.

Section 2.9. Each Holder hereby agrees, severally and not jointly, with the Company to take all Necessary Action to cause the election of the individuals nominated by the Board as directors of the Company and removal of individuals to be removed by the Board to the extent consistent with the provisions of this Article II.

Section 2.10. Expenses; Indemnification; Insurance. Each member of the Board shall be entitled to the same rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled pursuant to the terms of the Company’s indemnification agreement. In furtherance of the foregoing, the Company shall indemnify, exculpate, and reimburse fees and expenses of the Viking Directors, the Farallon Directors and the Company Director and provide them with director and officer insurance to the same extent it indemnifies, exculpates, reimburses and provides insurance for the other members of the Board pursuant to the Memorandum and Articles of Association of the Company, Law or otherwise. The Company acknowledges and agrees that it (i) is the indemnitor of first resort, and (ii) shall be required to advance the amount of fees and expenses incurred by any Shareholder Designee and shall be liable for the amount of all fees, expenses and liabilities incurred by any such Shareholder Designee, in each case (a) to the same extent as it advances fees and expenses to other members of the Board pursuant to the Memorandum and Articles of Association, Law or otherwise, and (b) without regard to any rights such a Shareholder Designee may have against his or her designating Holder or any of its Affiliates; provided that such Shareholder Designee shall have delivered to the Company an undertaking, by or on behalf of such Shareholder Designee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision of a court of competent jurisdiction from which there is no further right to appeal that such Shareholder Designee is not entitled to be indemnified for such expenses.

Section 2.11. Outside Activities.

2.11.1 To the fullest extent permitted by applicable Law, (i) no Holder, in such capacity, or any Affiliates of such Holder in such capacity, or an Observer or any Shareholder Designee (collectively, the “Relevant Persons”) shall have any fiduciary duty to refrain from engaging directly or indirectly in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as the Company or its subsidiaries or deemed to be competing with the Company or any of its subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person, with no obligation to offer to the Company or any of its subsidiaries the right to participate therein and (ii) any Relevant Person may invest in, or provide services to, any Person that directly or indirectly competes with the Company or any of its subsidiaries. To the fullest extent permitted by Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any Relevant Person, on the one hand, and the Company or any of its subsidiaries, on the other. To the fullest extent permitted by Law, the Relevant Persons shall have no fiduciary duty to communicate or offer any such corporate opportunity to the Company or any of its subsidiaries and shall not be liable to the Company or any of its subsidiaries or shareholders for breach of any fiduciary duty as a shareholder, Director, officer or shareholder, as applicable, solely by reason of the fact that such Relevant Person, directly or indirectly, pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company or any of its subsidiaries.

2.11.2 The Company hereby renounces any interest or expectancy of the Company or any of its subsidiaries in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity of any Relevant Person.

2.11.3 To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Section 2.11 to be a breach of fiduciary duty to the Company (including any of its subsidiaries) or its shareholders, the Company, on behalf of itself and each of its subsidiaries, hereby waives, to the fullest extent permitted by Law, any and all claims and causes of action that the Company or any of its subsidiaries may have for such activities. To the fullest extent permitted by Law, the provisions of this Section 2.11 apply equally to activities conducted in the future and that have been conducted in the past.

Article III

PREEMPTIVE RIGHTS

Section 3.1. The Company will use its commercially reasonable efforts to allow each Holder to purchase its pro rata portion (based on the number of voting Equity Securities owned by such Holder on a primary basis and the number of voting Equity Securities of the Company outstanding on a primary basis immediately prior to an issuance) of any new Equity Securities (other than any Excluded Securities) that the Company may from time to time propose to issue or sell during the Term in public offerings or private placements, subject to any limitations arising under securities or other applicable Law. Any such purchases to be effected by a Holder shall be on the same terms and conditions as such public offering or private placement, as applicable. The Company may undertake such commercially reasonable efforts by notifying each Holder of the proposed financing transaction or instructing its underwriters, investment bankers or other financial advisors (as applicable) to do so no later than thirty (30) days prior to the contemplated date of such public offering or private placement. If such participation is in the form of a public offering, each Holder understands and acknowledges that the Company and/or its underwriters or investment bankers may utilize customary “wall-cross” procedures to notify each Holder of such opportunity to participate in such offering, or alternatively notify each Holder after initiation of such offering has been publicly disclosed. If such offering is in the form of a private placement, the Company may notify each Holder prior to the public disclosure of such private placement utilizing customary “wall-cross” procedures of such opportunity to participate in such private placement. Notwithstanding the foregoing, in the event, despite the Company’s commercially reasonable efforts, a Holder is not provided the opportunity to participate in a public offering or private placements referenced in this Section 3.1, the Company will arrange, as promptly as possible thereafter, to permit such Holder to participate in a separate and subsequent private placement on substantially the same terms designed to maintain such Holder’s pro rata ownership as described in this Section 3.1.

Section 3.2. Expiration. Notwithstanding anything to the contrary, a Holder will lose its rights under Section 3.1 at such time as it Beneficially Owns less than twenty-five percent (25)% in number of Class A ordinary shares Beneficially Owned by such Holder as of the Closing.

Article IV

tag-along rights

Section 4.1. Tag-Along Rights.

4.1.1 If at any time a Holder or group of Holders proposes to transfer more than 50% of the then outstanding Class A ordinary shares on a primary basis (such Holder or group of Holders, the “Selling Shareholder”), in one or a series of related transactions, to a third party purchaser or group of purchasers acting in concert other than its Permitted Transferees (the “Proposed Transferee”), each other Holder (each, a “Tag-along Shareholder”) shall be permitted to participate in such transfer (a “Tag-along Sale”) on the terms and conditions set forth in this Section 4.1.

4.1.2 Prior to the consummation of any such transfer of Class A ordinary shares described in Section 4.1.1, the Selling Shareholder shall deliver to the Company and each other Holder a written notice (a “Sale Notice”) of the proposed Tag-along Sale subject to this Section 4.1 no later than twenty (20) days prior to the closing date of the Tag-along Sale. The Sale Notice shall make reference to the Tag-along Shareholders’ rights hereunder and shall describe in reasonable detail: (a) the aggregate number of Class A ordinary shares the Proposed Transferee has offered to purchase; (b) the identity of the Proposed Transferee; (c) the proposed date, time and location of the closing of the Tag-along Sale; (e) the per share purchase price and the other material terms and conditions of the transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (f) a copy of any form of agreement proposed to be executed in connection therewith.

4.1.3 Each Tag-along Shareholder may exercise its right to participate in a transfer of Class A ordinary shares by the Selling Shareholder subject to this Section 4.1 by delivering to the Selling Shareholder a written notice (a “Tag-along Notice”) stating its election to do so and specifying the number of Class A ordinary shares to be transferred by it no later than ten (10) days after receipt of the Sale Notice (the “Tag-along Period”). The offer of each Tag-along Shareholder set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, shall be binding on such Tag-along Shareholder. Each Tag-along Shareholder that timely delivers a Tag-along Notice (a “Tag-along Seller”) shall have the right to transfer in a transfer subject to this Section 4.1 up to the number of Class A ordinary shares equal to the product of (x) the aggregate number of Class A ordinary shares owned by the Tag-along Seller and (y) a fraction (A) the numerator of which is equal to the number of Class A ordinary shares proposed to be sold by the Selling Shareholder in the Tag-along Sale, and (B) the denominator of which is equal to the number of Class A ordinary shares owned by the Selling Shareholder.

4.1.4 Each Tag-along Shareholder who does not deliver a Tag-along Notice in compliance with Section 4.1.3 above shall be deemed to have waived all of such Tag-along Shareholder’s rights to participate in such transfer, and the Selling Shareholder shall (subject to the rights of any Tag-along Seller) thereafter be free to transfer to the Proposed Transferee its Class A ordinary shares at a per share price that is no greater than the per share price set forth in the Sale Notice and on other same terms and conditions which are not materially more favorable to the Selling Shareholder than those set forth in the Sale Notice without any further obligation to the non-accepting Tag-along Shareholders.

4.1.5 Each Tag-along Seller shall receive the same consideration per share as the Selling Shareholder after deduction of such Tag-along Seller’s proportionate share of the related expenses in accordance with Section 4.1.7 below.

4.1.6 Each Tag-along Seller shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Shareholders makes or provides in connection with the Tag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Shareholder, the Tag-along Seller shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants and indemnities shall be made by the Selling Shareholder and each Tag-along Seller severally and not jointly and any indemnification obligation in respect of breaches of representations and warranties shall be pro rata based on the consideration received by the Selling Shareholder and each Tag-along Seller, in each case in an amount not to exceed the aggregate proceeds received by the Selling Shareholder and each such Tag-along Seller in connection with any Tag-along Sale.

4.1.7 The fees and expenses (excluding, for the avoidance of doubt, any recoverable value added (or similar) tax) of the Selling Shareholder incurred in connection with a Tag-along Sale and for the benefit of all Holders as determined in good faith by the Board (it being understood that costs incurred by or on behalf of the Selling Shareholder for its sole benefit will not be considered to be for the benefit of all Holders), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by all the Holders participating in the Tag-along Sale on a pro rata basis, based on the aggregate consideration received by each such Holder; provided, that no Holder shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

4.1.8 Each Tag-along Seller shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Selling Shareholder.

4.1.9 The Selling Shareholder shall have thirty (30) days following the expiration of the Tag-along Period in which to transfer the Class A ordinary shares described in the Sale Notice and the shares to be sold by the Tag-along Sellers, on the terms set forth in the Sale Notice (which such 30-day period may be extended for a reasonable time to the extent reasonably necessary to obtain any governmental or regulatory approvals). If at the end of such 30-day period, the Selling Shareholder has not completed such transfer, the Selling Shareholder may not then effect a transfer of Class A ordinary shares subject to this Section 4.1 without again fully complying with the provisions of this Section 4.1.

4.1.10 If the Selling Shareholder transfers to the Proposed Transferee any of its Class A ordinary shares in breach of this Section 4.1, then each Tag-along Shareholder shall have the right to transfer to the Selling Shareholder, and the Selling Shareholder undertakes to purchase from each Tag-along Shareholder, the number of Class A ordinary shares that such Tag-along Shareholder would have had the right to transfer to the Proposed Transferee pursuant to this Section 4.1, for a per share amount and form of consideration and upon the terms and conditions on which the Proposed Transferee bought such Class A ordinary shares from the Selling Shareholder, but without indemnity being granted by any Tag-along Shareholder to the Selling Shareholder; provided that, nothing contained in this Section 4.1 shall preclude any Holder from seeking alternative remedies against such Selling Shareholder as a result of its breach of this Section 4.1.

Article V

CONFIDENTIALITY

Section 5.1. Confidentiality. Each Holder hereby agrees that all Confidential Information with respect to the Company shall be kept confidential by it and shall not be disclosed by it in any manner whatsoever, except as permitted herein; provided, however, that without limiting any other confidentiality obligations to which any Holder may be subject, this Section 5.1 shall not apply to any Holder who is an employee or officer of the Company. Notwithstanding anything contained in this Agreement or any additional confidentiality obligations to the Company or its Affiliates to which an Observer or any Holder or Shareholder Designee may be bound, Confidential Information received by each Holder or Shareholder Designee may be disclosed:

(a) with respect to any Shareholder Designee, to such Shareholder Designee’s designating Holder and its directors, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors) (such Persons, collectively, with respect to any Person, such Person’s “Representatives”);

(b) with respect to any Holder, to its Affiliates or its or their respective Representatives; provided such Representatives owe a contractual or other duty of confidentiality to such Holder or any of its Affiliates with respect to any Confidential Information so disclosed;

(c) with respect to any Holder, to any other Holder or any of its Affiliates; provided that, such other Holder is also subject to this Section 5.1;

(d) by each Shareholder Designee, Holder and each of its Representatives, to the extent the Company consents in writing; and

(e) to the extent required by Law or the rules of any stock exchange upon which such Holder’s or any of its Affiliates’ securities are listed or traded or as requested or required by any Governmental Authority; provided, however, that, prior to making such a disclosure, such Person has, to the extent practicable and permitted by Law, consulted with the Company regarding the scope, timing and contents of such disclosure.

Article VI

TERMINATION

Section 6.1. Termination. This Agreement shall terminate (i) upon the agreement of the Holders holding a majority of the issued and outstanding Class A ordinary shares, acting together and by written instrument; provided that, this Agreement may not be terminated with respect to any Holder without such Holder’s written consent if such termination as described in this clause (i) of Section 6.1 would materially adversely affect such Holder, (ii) with respect to a Holder, upon the date on which such Holder no longer Beneficially Owns more than fifteen percent (15%) in number of Class A ordinary shares Beneficially Owned by such Holder as of the Closing, and (iii) upon a Change of Control of the Company.

Article VII

GENERAL PROVISIONS

Section 7.1. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 7.1):

If to the Company, to it at:

c/o Cazoo Holdings Limited
40 Churchway
London
NW1 1LW
Attention: Paul Woolf
E-mail: paul.woolf@cazoo.co.uk

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue New York, NY 10022
Attention: Valerie Ford Jacob
E-mail: valerie.jacob@freshfields.com

If to a Holder, to the address or email address set forth for Holder on the signature page hereof.

Section 7.2. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 7.3. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 7.4. Assignment; No Third-Party Beneficiary.

7.4.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

7.4.2 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, including the Permitted Transferees.

7.4.3 Notwithstanding the foregoing, no Holder may assign its rights under Article II and Article VI.

7.4.4 This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than Section 2.1 and otherwise as expressly set forth in this Agreement.

7.4.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 7.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 7.4 shall be null and void.

Section 7.5. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and its respective permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that notwithstanding anything contained in this Agreement, each Shareholder Designee, the Viking Directors, the Farallon Directors and the Company Director (and any subsequent designee of the Company Director) shall be an express third-party beneficiary of Section 2.

Section 7.6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State (and, in respect of the fiduciary duties of the members of the board of directors of the Company, the Companies Act (as revised) of the Cayman Islands). All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (ii) agree not to commence any action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (1) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (2) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 7.7. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.7.

Section 7.8. Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Unless the context of this Agreement clearly requires otherwise, use of the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a law shall include any rules and regulations promulgated thereunder, and shall mean such law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof.

Section 7.9. Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 7.10. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 7.11. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

Section 7.12. Amendment; Waiver. This Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Company and Holders of a majority of the outstanding Class A ordinary shares, provided that no amendment may adversely affect a Holder relative to other Holders without such Holder’s consent. Any amendment or waiver must specifically reference this Agreement, specify the provision(s) hereof that it is intended to amend or waive and further specify that it is intended to amend or waive such provision(s).

Section 7.13. No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(Signature Page Follows)

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above.

COMPANY:

CAZOO GROUP LTD

By:	/s/ Paul Woolf
	Name:	Paul Woolf
	Title:	Chief Financial Officer

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

ALEX CHESTERMAN

By:	/s/ Alex Chesterman
	Name:	Alex Chesterman
	Title:	Founder and Executive Chairman

HOLDER:

ASO GST HOLDINGS, LLC

By:	/s/ Daniel S. Och
	Name:	Daniel S. Och
	Title:	President of the Manager

HOLDER:

AJO GST HOLDINGS, LLC

By:	/s/ Daniel S. Och
	Name:	Daniel S. Och
	Title:	President of the Manager

HOLDER:

GST VII HOLDINGS, LLC

By:	/s/ Daniel S. Och
	Name:	Daniel S. Och
	Title:	President of the Manager

HOLDER:

JAO GST HOLDINGS, LLC

By:	/s/ Daniel S. Och
	Name:	Daniel S. Och
	Title:	President of the Manager

HOLDER:

Greenvale Capital LLP

By:	/s/ Andrew Wall
	Name:	Andrew Wall
	Title:	COO

HOLDER:

Rothermere Continuation Limited

By:	/s/ Aine O’Reilly
	Name:	Aine O’Reilly
	Title:	Director

HOLDER:

Harmsworth Trust Company (PTC) Limited

By:	/s/ Aine O’Reilly
	Name:	Aine O’Reilly
	Title:	Director

HOLDER:

VIKING GLOBAL EQUITIES MASTER LTD.,
by Viking Global Performance LLC, its
investment manager

By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler
	Title:	Authorized Signatory

HOLDER:

VIKING GLOBAL EQUITIES II LP, by Viking
Global Performance LLC, its general partner

By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler
	Title:	Authorized Signatory

HOLDER:

FARALLON CAPITAL INSTITUTIONAL
PARTNERS III, L.P.

By:	/s/ Rajiv A. Patel
	Name:	Rajiv A. Patel
	Title:	Managing Member

HOLDER:

FARALLON CAPITAL PARTNERS, L.P.

By:	/s/ Rajiv A. Patel
	Name:	Rajiv A. Patel
	Title:	Managing Member

HOLDER:

FARALLON CAPITAL INSTITUTIONAL
PARTNERS, L.P.

By:	/s/ Rajiv A. Patel
	Name:	Rajiv A. Patel
	Title:	Managing Member

HOLDER:

FOUR CROSSINGS INSTITUTIONAL
PARTNERS V, L.P.

By:	/s/ Rajiv A. Patel
	Name:	Rajiv A. Patel
	Title:	Manager

HOLDER:

FARALLON CAPITAL INSTITUTIONAL
PARTNERS II, L.P.

By:	/s/ Rajiv A. Patel
	Name:	Rajiv A. Patel
	Title:	Managing Member

HOLDER:

FARALLON CAPITAL OFFSHORE
INVESTORS II, L.P.

By:	/s/ Rajiv A. Patel
	Name:	Rajiv A. Patel
	Title:	Managing Member

HOLDER:

FARALLON CAPITAL F5 MASTER I, L.P.

By:	/s/ Rajiv A. Patel
	Name:	Rajiv A. Patel
	Title:	Manager

HOLDER:

FARALLON CAPITAL (AM) INVESTORS, L.P.

By:	/s/ Rajiv A. Patel
	Name:	Rajiv A. Patel
	Title:	Managing Member

HOLDER:

Westbourne River Event Master Fund,
By TFG Asset Management UK LLP, its
investment manager

By:	/s/ Reade Griffith
	Name:	Reade Griffith
	Title:	Authorized Signatory

HOLDER:

Blackwell Partners LLC – Series A By TFG Asset
Management UK LLP, its investment manager

By:	/s/ Reade Griffith
	Name:	Reade Griffith
	Title:	Authorized Signatory

HOLDER:

TRU ARROW TECHNOLOGY PARTNERS I, LP

By:	/s/ Glenn Fuhrman
	Name:	Glenn Fuhrman
	Title:	Managing Member

HOLDER:

ARLEON LLC A SERIES OF VIRTU PE, LLC, A DELAWARE SERIES LLC

By:	/s/ Glenn Fuhrman
	Name:	Glenn Fuhrman
	Title:	Managing Member

HOLDER:

INHERENT ESG OPPORTUNITY MASTER, LP

By:	/s/ Michael Ellis
	Name:	Michael Ellis
	Title:	Chief Operating Officer

HOLDER:

INHERENT PRIVATE OPPORTUNITIES 2021, LP

By:	/s/ Michael Ellis
	Name:	Michael Ellis
	Title:	Chief Operating Officer

HOLDER:

INHERENT CREDIT OPPORTUNITIES MASTER, LP

By:	/s/ Michael Ellis
	Name:	Michael Ellis
	Title:	Chief Operating Officer

HOLDER:

CHESCAPLQ LLC

By:	/s/ Traci Lerner, President
	Name:	Traci Lerner, President
	Title:	CP Management, LLC, Managing Member, Chescapmanager LLC, Manaer

HOLDER:

MIC CAPITAL PARTNERS (VENTURES) EUROPE PARALLEL (LUXEMBOURG) AGGREGATOR SCSP

By:	/s/ Rodney Cannon
	Name:	Rodney Cannon
	Title:	Authorised Signatory

By:	/s/ Ibrahim Ajami
	Name:	Ibrahim Ajami
	Title:	Authorised Signatory

HOLDER:

MC ALTERNATIVE SOLUTIONS LP

By:	/s/ Rodney Cannon
	Name:	Rodney Cannon
	Title:	Authorised Signatory

HOLDER:

MIC CAPITAL MANAGEMENT 38 RSC LTD

By:	/s/ Matthew Ryan
	Name:	Matthew Ryan
	Title:	Authorized Signatory

HOLDER:

94TH INVESTMENT COMPANY LLC

By:	/s/ Emma Al Jahouri
	Name:	Emma Al Jahouri
	Title:	Director

HOLDER:

SENATOR GLOBAL OPPORTUNITY MASTER FUND LP

By:	/s/ Evan Gartenlaub
	Name:	Evan Gartenlaub
	Title:	General Counsel

HOLDER:

D1 CAPITAL PARTNERS MASTER LP
By: D1 Capital Partners GP Sub LLC, its general Partner

By:	/s/ Amanda Hector
	Name:	Amanda Hector
	Title:	General Counsel / CCO

Schedule A

Viking Global Equities II LP

Viking Global Equities Master Ltd.

Farallon Capital Institutional Partners III, L.P.

Farallon Capital Partners, L.P.

Farallon Capital Institutional Partners, L.P.

Four Crossings Institutional Partners V, L.P.

Farallon Capital Institutional Partners II, L.P.

Farallon Capital Offshore Investors II, L.P.

Farallon Capital F5 Master I, L.P.

Farallon Capital (AM) Investors, L.P.

Westbourne River Event Master Fund

Blackwell Partners LLC – Series A

Tru Arrow Technology Partners I, LP

Arleon LLC a Series of Virtu PE, LLC

Inherent ESG Opportunity Master, LP

Inherent Private Opportunities 2021, LP

Inherent Credit Opportunities Master, LP

Chescaplq LLC

MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSP

MC Alternative Solutions LP

MIC Capital Management 38 RSC Ltd

94th Investment Company LLC

Senator Global Opportunity Master Fund LP

D1 Capital Partners Master LP

Alex Chesterman

ASO GST Holdings, LLC

AJO GST Holdings, LLC

JAO GST Holdings, LLC

GST VII Holdings, LLC

Greenvale Capital LLP

Rothermere Continuation Limited

Harmsworth Trust Company (PTC) Limited

51